SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K
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Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of August, 2008

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VOTORANTIM PULP and PAPER INC.
(Translation of Registrant's Name Into English)
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Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)
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(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-__________)

1.    Press Release, dated August 6, 2008.

2.    Free Translation of Material Fact filed by Votorantim Pulp and Paper Inc. with the Comissão de Valores Mobiliários – CVM (Brazilian Securities Commission) on August 6, 2008.

3.    Joint Clarification by Votorantim Pulp and Paper Inc. and Aracruz Celulose Inc. released on August 6, 2008.

PRESS RELEASE

Votorantim Celulose e Papel (VCP) announces the acceptance by

Arapar of a proposal to acquire Arapar's shares in Aracruz

In conformity with the best practices of transparency, corporate governance and respect for the capital markets, VCP, the owner of approximately 28% of the common shares of Aracruz Celulose SA (Aracruz) and a member of the controlling shareholder group, announces that the shareholders of Arapar SA (Arapar) have accepted a proposal made by Votorantim Industrial S.A. (VID), the controlling shareholder of VCP, to acquire Arapar's 28% participation in Aracruz's voting capital. The acquisition of the shares of Aracruz owned by Arapar is subject to a right of first refusal of Arainvest Participações S.A.(Arainvest), which is also a member of the controlling shareholder group of Aracruz.
According to VCP, Arainvest will have 90 days to decide whether to exercise its right of first refusal or its "tag along" right to sell its own investment in 28% of the common shares of Aracruz together with the sale by Arapar of its common shares. If Arainvest decides not to exercise its right of first refusal or its "tag along" right, VID and/or VCP will attempt to negotiate a new shareholders agreement with Arainvest to share the control of Aracruz and VCP.

The current corporate structure of both VCP and Aracruz is presented below:

Figure 1: Corporate Structure

KT= total capital
ON= common
PN= preferred

If concluded, the transaction described in this document consists of the acquisition by VID and/or VCP of 127,506,457 common shares of Aracruz held by Arapar. In order to permit the acquisition by VCP of these shares, VID may acquire a portion of these shares in its own name and then in the future transfer the Aracruz shares to VCP pursuant to an option to be exercised by VCP immediately prior a corporate reorganization of VCP and Aracruz, such transfer to be in terms and conditions identical to those of VID'S initial acquisition from Arapar. The total acquisition price in the proposal will be R$2,710,000,000.00, paid in cash as of the effective date of the share transfer.

PRESS RELEASE

If and when the acquisition of the Aracruz shares from Arapar is completed, VID and VCP intend to proceed with a corporate reorganization of Aracruz and VCP through a share for share exchange, using the discounted cash flow (DCF) method to determine the exchange ratio between the shares of VCP and Aracruz. Based on the valuation of Banco ABN-Amro Real S.A., the exchange ratio could range between 0.22 and 0.24 shares (common and preferred) of VCP for 1 share (common and preferred) of Aracruz. In the event of such corporate reorganization, the valuation report, together with the proposal of the boards of VCP and Aracruz with respect to the share exchange, will be available for inspection by the shareholders at the head offices of VCP and Aracruz.

The management of VCP believes that the transaction explained herein, if concluded, will be advantageous for the shareholders of both companies and will create a company which will be the worldwide leader in the pulp and paper sector, thereby reaffirming the position of Brazil in a extremely competitive and globalized market. The economies of scale and the operational and administrative benefits will also create a company with the lowest cash cost of production of pulp in the world and with total synergies estimated to be R$4.5 billion.

The shareholders will submit this transaction to the competent regulatory authorities, including the CVM (Brazilian Securities Commission) and the Secretary in Defense of Competition (CADE).

VCP will keep its shareholders and the market informed of developments of the transactions described herein. If Arainvest decides to exercise its right of first refusal, none of the transactions described above will occur.

Sao Paulo, August 6, 2008.

Votorantim Celulose e Papel S.A.
Investor Relations Director

(August 06, 2008)	Free Translation

Material Fact
Votorantim Celulose e Papel S.A.
Publicly-traded company
CNPJ n°. 60.643.228/0001-21
NlRE 35.300.022.807

In accordance with the applicable law, Votorantim Celulose e Papel S.A. ("VCP"), the owner of approximately 28% of the common shares of Aracruz Celulose S.A. ("Aracruz") and a member of the controlling shareholder group of Aracruz, announces that the direct and indirect shareholders of Arapar, S.A. ("Arapar"), also a member of the controlling shareholders group of Aracruz, have accepted a proposal presented by Votorantim Industrial S.A. ("VID"), the controlling shareholder of VCP, for the direct or indirect acquisition by VID and/or VCP of 127,506,457 common shares of Aracruz (the "Shares"), representing approximately 28% of Aracruz's voting capital. The total agreed acquisition price for the Shares will be R$ 2,710,000,000.00 (two billion, seven hundred and ten million reais), to be paid in cash at the date of the effective transfer of the Shares. The acquisition of the Shares by VID and/or VCP is subject to a right of first refusal of Arainvest Participações S.A. ("Arainvest"), which is also a member of the controlling shareholder group of Aracruz. Accordingly, the transaction is contingent upon the non-exercise by Arainvest of its right of first refusal.

VCP also announced that Arainvest has 90 days to decide whether to exercise its rights of first refusal or tag-along rights pursuant to a preference rights agreement between Arainvest and Arapar, dated February 05, 2003.

If Arainvest decides not to exercise its rights of first refusal or its tag along rights, VID and VCP will attempt to negotiate a new shareholders' agreement with Arainvest, with a view towards sharing control of Aracruz and VCP.

1

If the acquisition of the Shares by VID and/or VCP is consummated, VID and VCP intend to pursue a corporate reorganization of Aracruz and VCP through a share - for - share exchange based upon an exchange ratio to be determined on the basis of discounted cash flow. Based upon the valuation of Banco ABNAMRO Real S.A., the exchange ratio will range between 0.22 and 0.24 shares of VCP's common or preferred shares for each common or preferred share of Aracruz. In the event of such corporate reorganization, VCP and Aracruz will disclose a "Fato Relevante" (a Material Fact) in accordance with the terms of CVM Instruction 319 of December 03, 1999, at which time both the valuation report and the proposal of each of the Board of Directors of VCP and Aracruz will be made available for inspection by shareholders at the headquarters of VCP and Aracruz.

Because the Shares transfers resulting from this acquisition will only be among the current controlling shareholders of Aracruz, under the Brazilian Law, the acquisition of the shares by VID and VCP will not require a public tender offer to all of Aracruz's common shares, as there will be no effective change of control of Aracruz.

If, and to the extent VID acquires any of the Shares, VID will acquire such Shares on its own behalf and will then transfer such Shares to VCP through an option granted by it to VCP, immediately before the corporate reorganization of Aracruz and VCP and on the same terms and conditions that VID acquired such Shares.

The companies will submit any such transaction to the competent governmental authorities, including the Comissão de Valores Mobiliários - CVM (Brazilian Securities Commission) and the Sistema Brasileiro de Defesa da Concorrência (Brazilian Competition and Trade Department).

The management of VCP believes that any such transaction, if it occurs, will be beneficial to the shareholders of both Aracruz and VCP, as it would create a company that would be the leader in the global pulp and paper sector, thereby reaffirming Brazil's position in this competitive global market.

2

The management of VCP will keep its shareholders and the market informed of the developments of the transaction described herein. If Arainvest decides to exercise its rights of first refusal, none of the transactions described above will occur.

São Paulo, August 6th 2008.

Votorantim Celulose e Papel S.A.
Investor Relations Officer

3

JOINT CLARIFICATION

Votorantim Celulose e Papel S.A.
Companhia Aberta
CNPJ nº. 60.643.228/0001-21
NIRE 35.300.022.807

Aracruz Celulose S.A.
Companhia Aberta
CNPJ nº. 42.157.511/0001-61
NIRE 3200000

The management of Votorantim Celulose e Papel S.A. (“VCP”) and Aracruz Celulose S.A. (“Aracruz”) wish to clarify, through this announcement, that there has been a mistatement during the investors conference held this morning, when it was affirmed, incorrectly, that shareholders of common shares issued by Aracruz would have tag along rights as a result of the sale of the Aracruz shares held by Arapar S.A.  As expressly stated in the Material Fact, if the proposed transaction materializes, the resulting transfer of common shares will take place only among shareholders who currently compose the controlling group of Aracruz.  As a result, there will be no tag along rights for the other shareholders of Aracruz, since the provisions of section 254-A of the Brazilian Corporations Law (Lei nº 6.404/76) will not apply in this case.

Sao Paulo, August 6th 2008

Valdir Roque CFO and Investor Relations Votorantim Celulose e Papel S.A.	Izac Roffé Zagury Investor Relations Officer Aracruz Celulose S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: August 6, 2008	By:	/s/ Valdir Roque
Valdir Roque
Title Chief Financial Officer